VIA EDGAR

December 13, 2013

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

100 F. Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:Remark  Media, Inc.

Form 10-Q for Quarter Ended September 30, 2013

Filed November 14, 2013

File No. 001-33720

Dear Mr. Spirgel:

This letter is in response to your letter dated November 26, 2013, with respect to the Quarterly Report on Form 10-Q filed on November 14, 2013 by Remark Media, Inc.

The following responds on a comment-by-comment basis to the numbered comments in your letter of November 26, 2013.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 24

1.	COMMENT:

Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2013.  Refer to Item 307 of Regulation S-K.  Please consider whether management’s failure to provide an effectiveness conclusion in your report impacts their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period.

RESPONSE:

We have revised Item 4 to disclose the conclusions of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures as of September 30, 2013.  See the amended Quarterly Report.  We do not believe our failure to provide an effectiveness conclusion in our report impacts our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of that period.  The omission of such statement was an oversight which occurred in the course of ongoing internal discussions with

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

December 13, 2013

respect to the previously disclosed restatements.  The conclusions reached by such officers and disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, was an accurate statement.  We have inserted the conclusions of our principal executing officer and principal accounting officer in the amendment of our Quarterly Report on Form 10-Q for the period ending September 30, 2013.  Please see page 24 of the amended Quarterly Report.

Changes in Internal Control Over Financial Reporting, page 24

2.	COMMENT:

Please disclose the nature of the material weakness identified by management, and clarify whether the material weakness existed as of December 31, 2012.

RESPONSE:

The nature of the material weakness identified by management resulted from significant accounting personnel changes beginning late in the fourth quarter of 2011, which resulted in the misapplication of applicable accounting principles to the warrant transaction.  We believe that such weakness likely existed at December 31, 2012, as the restatement was effected for all of the periodic reports that were filed for periods ending in 2012.  We have revised the disclosure to make this clear.  See the amended Quarterly Report.

Exhibits

3.	COMMENT:

Please provide a certification for your principal executive officer as required by Rule 13a-14(a) or Rule 15d-14(a).  Refer to Item 601(b)(31) of regulation S-K.

RESPONSE:

Such certifications have been filed with the Amendment to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

December 13, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/ Bradley Zimmer
Bradley Zimmer,

Chief Operating Officer

General Counsel